EXHIBIT 12.1

Media Contacts:	Investor Contact:
Michelle Hellyar CCC Information Services Inc. 312-229-2830	Patrick Donoghue CCC Information Services Inc. 312-229-2984

CCC Information Services Group Inc. Announces Change in Commencement Date and

Expiration Date in the Repurchase of $210 Million of its Common Stock

Through a Self-Tender Offer

CHICAGO, July 26, 2004 – CCC Information Services Group Inc. (Nasdaq: CCCG) reported that its self-tender offer to repurchase up to $210 million of its common stock at a price of $18.75 per share, previously announced in a July 22, 2004 press release to commence on July 26, 2004, will instead commence on July 27, 2004 and will expire at 5:00 p.m., New York City time on August 24, 2004, unless extended by the company. As previously announced, the repurchases will be made through a fixed price tender offer in which all of CCC’s stockholders, vested option holders and warrant holders, including employee benefit plans, will be given the opportunity to sell a portion of their shares at a price of $18.75 per share, without incurring any brokerage fees or commissions.

The offer to purchase and related documents are being mailed to stockholders of record and will be made available for distribution to beneficial owners of CCC’s shares. For questions or information, please call Georgeson Shareholder Communications, Inc., the information agent for the self-tender offer, toll free at (800) 255-4719.

This press release is intended for information purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of any class of CCC’s common stock. The solicitation of offers to buy shares of CCC common stock will only be made pursuant to the offer to purchase and related materials that CCC will send to its stockholders shortly. Stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. Stockholders will be able to obtain the offer to purchase and related materials for free at the SEC’s website at www.sec.gov or from our information agent, Georgeson Shareholder Communications, Inc., by calling (800) 255-4719.

Once the tender offer is complete, the company will update its financial guidance to reflect the effects of the transaction.

About CCC

CCC Information Services Group Inc. (NASDAQ: CCCG), headquartered in Chicago, is a leading supplier of advanced software, communications systems, Internet and wireless-enabled technology solutions to the automotive claims and collision repair industries. Its technology-based products and services optimize efficiency throughout the entire claims management supply chain and facilitate communication among approximately 21,000 collision repair facilities, 350 insurance companies, and a range of industry participants. For more information about CCC Information Services, visit CCC’s Web site at www.cccis.com.

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